Exhibit 99.2

April 6, 2026

The Manager- Listing

BSE Limited

(BSE: 507685)

The Manager- Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE: New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Press Release

Please find attached herewith copy of the Press Release which is being released today.

Thanking you,

For Wipro Limited

/s/ M Sanaulla Khan
M Sanaulla Khan
Company Secretary

Wipro Wins One of its Largest Strategic Transformation Engagements from Food and Agri-Business Leader Olam Group

As part of the engagement, Wipro to acquire Olam Group’s IT and digital services business, Mindsprint.

SINGAPORE | BENGALURU, India – April 06, 2026 – Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading AI-powered technology services and consulting company today announced that it has secured a multi-year strategic transformation deal with Olam Group.

Olam Group is a leading US$ 50+1 Billion food and agri-business headquartered in Singapore, employing nearly 40,000 people, and majority owned by Temasek Holdings.

The 8-year engagement with Olam Group is expected to exceed US$ 1 Billion in contract value, with a committed spend of US$ 800 Million.

As part of the engagement, Wipro will deliver end-to-end transformation services to Olam Group through a consulting-led and AI-powered approach. The engagement will draw on Wipro’s industry expertise, partnerships with leading technology providers, and Wipro Intelligence™, its unified suite of AI-powered platforms, solutions, and transformative offerings. Together, these capabilities will strengthen Olam Group’s core operations and support the creation of a sustainable competitive advantage.

Building on this foundation, Wipro will deploy its capabilities across Olam Group’s ‘farm-to-fork’ value chain, delivering industry-specific solutions that align with the Group’s business priorities. This will focus on areas such as farming, forecasting, trading, supply chain operations, and customer engagement, with the goal of improving operational effectiveness, strengthening resilience, and supporting long-term growth at scale.

Sunny Verghese, Co-Founder and Group CEO of Olam Group, said: “We are pleased to partner with Wipro on our transformation journey. Wipro’s scale, consulting-led approach, innovation investments, and Wipro Intelligence™ position it well to advance Olam Group’s mission-critical programmes and drive scalable outcomes. As Olam Group accelerates its journey towards being more agile, future-ready, and in line with our priorities under the Reorganisation Plan to sharpen focus on core businesses and maximise shareholder value, we are bringing together the strengths of Mindsprint with Wipro. Mindsprint’s deep expertise in the food and agri-business industry, combined with Wipro’s global capabilities, creates powerful synergies for growth and end-to-end transformation across the value chain.”

[1]	Combined revenues inclusive of discontinuing operations for FY2025

“Wipro’s strategic engagement with Olam Group is an important step in expanding our farm-to-fork capabilities and scaling the impact of Wipro Intelligence™ across the food and agri-business industry,” said Srini Pallia, Chief Executive Officer and Managing Director, Wipro Limited. “I welcome the leadership team and employees of Mindsprint who will become a part of the Wipro family. By bringing Mindsprint’s deep domain expertise and IP-led solutions, together with Wipro’s consulting-led and AI-powered capabilities, we aim to unlock growth opportunities, catalyze innovation, and drive market-ready transformation for Olam Group and our global clients across the industry.”

Under the terms of the acquisition of Mindsprint by Wipro, Mindsprint will become a wholly owned subsidiary of Wipro, subject to regulatory approvals and closing conditions. This is expected to close at quarter ending Q1 FY27 (end of June 2026).

Primarily based in India, Mindsprint employs over 3,200 professionals and has been an enabler of Olam Group’s digital transformation journey. It brings deep domain expertise in the food and agri-business sector, alongside strong capabilities in supply chain transformation, digital platforms, and proprietary IP-led solutions such as Farmsprint® for plantation management, Procuresprint® for agentic AI-enabled procurement transformation, SprintAP™ for payables transformation, Salessprint™ for sales operations, and the Tradesprint® Commodity Trading and Risk Management platform.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading AI-powered technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our consulting-led approach and the Wipro Intelligence™ unified suite of AI-powered platforms, solutions and transformative offerings, we help clients realize their boldest ambitions to build intelligent and sustainable businesses. The Wipro Innovation Network – part of the Wipro Intelligence™ suite – underpins our commitment to client-centric co-innovation and co-creation by bringing together capabilities from the innovation labs and partner labs, academia, and global tech communities. With over 230,000 employees and business partners across 65 countries, we deliver on the promise of helping our customers, colleagues, and communities thrive in an ever-changing world. For additional information, visit us at www.wipro.com.

About Olam Group

Olam Group is a leading food and agri-business supplying food, ingredients, feed and fibre to almost 22,000 customers worldwide. Our value chain spans over 60 countries and includes farming, processing and distribution operations, as well as a global network of farmers.

Through our purpose to ‘Re-imagine Global Agriculture and Food Systems’, Olam Group aims to address the many challenges involved in meeting the needs of a growing global population, while achieving positive impact for farming communities, our planet and all our stakeholders. Headquartered and listed in Singapore, Olam Group is a component stock of the iEdge Singapore Next 50 index and a Singapore constituent of market indices including the FTSE Global All World Ex US Index, FTSE Developed All Cap Ex US Index, MSCI World ESG Screened Index, MSCI EAFE Small Cap Index and MSCI EAFE Investable Market Index (IMI). It is also part of the FTSE4Good Index Series, a global sustainable investment index series developed by FTSE Russell, following a rigorous assessment of Olam’s supply chain activities, impact on the environment and governance transparency.

More information on Olam can be found at www.olamgroup.com, LinkedIn and X. Olam is located at 7 Straits View, Marina One East Tower #20-01, Singapore 018936. Telephone: +65 63394100, Facsimile: +65 63399755.

Media Contact:
Wipro Media Relations	Dinesh Joshi
media-relations@wipro.com	dinesh.joshi@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

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